Sears Holdings Corporation

3333 Beverly Road, B5-119A

Hoffman Estates, Illinois 60179

March 26, 2008

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sears Holdings Corporation Annual Report on Form 10-K for the Fiscal
Year Ended February 2, 2008 (Commission File No. 000-51217)

Dear Sir or Madam:

On behalf of Sears Holdings Corporation (the “Registrant”), transmitted herewith is the above-referenced Annual Report on Form 10-K.

Pursuant to General Instruction D(3) of Form 10-K, please be advised that during the fourth quarter of 2007, Sears Canada Inc. (“Sears Canada”), a 70%-owned subsidiary of the Registrant, changed its fiscal year end from the Saturday nearest December 31st to the Saturday nearest January 31st. The change in Sears Canada’s year end is considered a preferable change in accounting principle as it allows a full seasonal cycle, including the liquidation of holiday merchandise, for Sears Canada to be included in the results of the Registrant. Furthermore, Sears Canada’s fiscal year end is now aligned with the fiscal year end of the Registrant and its results are no longer accounted for on a one-month lag. This change has been retrospectively applied to prior year amounts reported in fiscal years 2006 and 2005. See Note 3 of Notes to Consolidated Financial Statements contained in the Annual Report on Form 10-K for additional information concerning this change.

Please direct any questions or comments regarding the above to the undersigned at (847) 286-2343 or to Robert A. Riecker, Vice President and Assistant Controller, at (847) 286-3715.

Very truly yours,

/s/ William K. Phelan
William K. Phelan Senior Vice President, Controller and Treasurer